Exhibit 99.15

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Total proposes a fourth quarter 2015 dividend of 0.61 euros per share and the option to receive the dividend in shares at a 10% discount

Paris, February 11, 2016 – The Board of Directors of Total met on February 10, 2016, and agreed to propose to the Annual Shareholders’ Meeting on May 24, 2016, a 2015 annual dividend of 2.44 euros per share, stable compared to the 2014 annual dividend. This corresponds to a fourth quarter 2015 dividend of 0.61 euros per share, unchanged compared to the previous three 2015 interim quarterly dividends.

The Board will also propose to the Annual Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2015 dividend in cash or in new shares of the company discounted by 10%.

Subject to approval at the shareholders’ meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 6, 2016;

•

the price of each new share will be equal to 90% of the average opening Total SA price on the Euronext Paris over the 20 trading days preceding the shareholders’ meeting, reduced by the amount of the fourth quarter dividend, and rounded up to the nearest euro centime;

•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for June 23, 2016.

American Depositary Receipts (“ADRs”) will receive the final quarterly installment of the 2015 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	June 1, 2016
ADR record date	June 3, 2016
ADR distribution date for cash or shares issued in lieu of the cash dividend	July 1, 2016

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com